EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Nine Months Ended September 30,
	2001	2000
	(Unaudited)
FIXED CHARGES
Interest expense	$135.3	$150.8
Portion of rentals deemed interest	.8	.8

TOTAL FIXED CHARGES	$136.1	$151.6

EARNINGS
Income before taxes	$8.1	$43.1
Fixed charges	136.1	151.6

EARNINGS AS DEFINED	$144.2	$194.7

RATIO OF EARNINGS TO FIXED CHARGES	1.06x	1.28x

The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR.  See Exhibit 12.2.